

Mail Stop 4561

June 24, 2016

Panayis Palexas
Chief Executive Officer
Trupal Media, Inc.
1205 Lincoln Avenue
Suite 220
Miami Beach, FL 33139

>   **Re: Trupal Media, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 13, 2016**
>   **File No. 333-208862**

Dear Mr. Palexas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2016 letter.

Summary Financial Information, page 7

1.   We note your disclosure indicating that you "derived the audited summary financial information for the fiscal years ended March 31, 2016 and 2015 from [y]our financial statements and related notes appearing elsewhere in this prospectus." Considering that you present summary financial information that is derived from the audited financial statements, please revise to remove the word "audited" from the title of each column heading.

Exhibits

2.   We note your response to prior comment 3 that you acquired the application from Mr. Palexas by virtue of an oral contract. Please file a written description of this contract as

Panayis Palexas
Trupal Media, Inc.
June 24, 2016
Page 2

an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Please refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: William Robinson Eilers
        Eilers Law Group, P.A.